UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42806J304

(CUSIP Number)

Laura Torrado

c/o Knighthead Capital Management, LLC

280 Park Avenue, 22nd Floor

New York, New York 10017

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Philippa Bond, P.C.

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, California 90067

(310) 552-4200

June 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42806J304

(1)	Names of reporting persons CK Amarillo LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 196,673,104 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 196,673,104 (1)
(11)	Aggregate amount beneficially owned by each reporting person 196,673,104 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.75% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Amount consists of 196,673,104 shares of Common Stock.

(2)	Based on information provided by the Issuer in its Current Report on Form 8-K filed on July 7, 2021 (the “Form 8-K”), reflecting 471,102,514 shares of Common Stock issued and outstanding as of June 30, 2021.

CUSIP No. 42806J304

(1)	Names of reporting persons CK Amarillo GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 196,673,104 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 196,673,104 (1)
(11)	Aggregate amount beneficially owned by each reporting person 196,673,104 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.75% (2)
(14)	Type of reporting person (see instructions) IA

(1)	Amount consists of 196,673,104 shares of Common Stock.

(2)	Based on information provided by the Issuer in the Form 8-K, reflecting 471,102,514 shares of Common Stock issued and outstanding as of June 30, 2021.

CUSIP No. 42806J304

(1)	Names of reporting persons Certares Opportunities LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 196,673,104 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 196,673,104 (1)
(11)	Aggregate amount beneficially owned by each reporting person 196,673,104 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.75% (2)
(14)	Type of reporting person (see instructions) IA

(1)	Amount consists of 196,673,104 shares of common stock, par value $0.01 per share (the “Common Stock”) of Hertz Global Holdings, Inc. (the “Issuer”).

(2)	Based on information provided by the Issuer in the Form 8-K, reflecting 471,102,514 shares of Common Stock issued and outstanding as of June 30, 2021.

CUSIP No. 42806J304

(1)	Names of reporting persons Knighthead Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 196,673,104 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 196,673,104 (1)
(11)	Aggregate amount beneficially owned by each reporting person 196,673,104 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.75% (2)
(14)	Type of reporting person (see instructions) IA

(1)	Amount consists of 196,673,104 shares of Common Stock.

(2)	Based on information provided by the Issuer in the Form 8-K, reflecting 471,102,514 shares of Common Stock issued and outstanding as of June 30, 2021.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (this “Statement”) relates is shares of Common Stock, par value $0.01 per share (the “Shares”) of Hertz Global Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 8501 Williams Road, Estero, Florida 33928.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) CK Amarillo LP, a Delaware limited partnership (“CK Amarillo”);

(ii) CK Amarillo GP, LLC, a Delaware limited liability company (“CK GP”);

(iii) Certares Opportunities LLC, a Delaware limited liability company (“Certares”); and

(iv) Knighthead Capital Management, LLC, a Delaware limited liability company (“Knighthead”).

Each of CK Amarillo, CK GP, Certares and Knighthead is sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached here to as Exhibit 1.

This Statement relates to the Shares held of record by CK Amarillo. CK GP serves as the General Partner of CK Amarillo, and Certares and Knighthead serve as investment managers (“Investment Managers”) of CK Amarillo, pursuant to an Investment Management Agreement effective as of April 15, 2021, by and among each of the forgoing. Investment decisions with respect to the Shares held by CK Amarillo are made by an investment committee of the Investment Managers, which committee includes Michael Gregory (Greg) O'Hara ("Mr. O'Hara") and Thomas Wagner ("Mr. Wagner"), who are members of the Issuer's board of directors, and Ara Cohen ("Mr. Cohen"). The committee is empowered to vote or dispose of the shares on behalf of CK Amarillo.

(b) The address of the principal business and principal office of Knighthead, CK GP and CK Amarillo is c/o Knighthead Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, NY 10017. The address of the principal business and principal office of Certares is c/o Certares Opportunities LLC, 350 Madison Avenue, 8th Floor, New York, New York 10017.

(c) The principal business of Certares and Knighthead is serving as investment managers. The principal business of CK GP is serving as the general partner of CK Amarillo. The principal business of CK Amarillo is making and managing the investment in the Shares.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

CK Amarillo acquired the Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Items 4 and 6.

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

On May 22, 2020 (the “Petition Date”), the Issuer, The Hertz Corporation (“THC”) and certain of their direct and indirect subsidiaries in the U.S. and Canada (collectively, the “Debtors”) filed voluntary petitions for relief (collectively, the “Petitions”) under chapter 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

As described in the Current Report on Form 8-K filed by the Issuer with the Commission on June 16, 2021, on June 10, 2021, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of the Debtors (the “Plan”). The Confirmation Order is attached to the Issuer’s Current Report on Form 8-K filed with the Commission on June 16, 2021 as Exhibit 99.1. The Plan is attached to the Confirmation Order as Exhibit A.

June 30, 2021 was the effective date (the “Effective Date”) of the Plan. As part of the transactions undertaken pursuant to the Plan, on the Effective Date, CK Amarillo received an aggregate of 196,673,104 Shares in connection with the Rights Offering (as defined in Item 6) and the EPCA (as defined in Item 6).

CK Amarillo is the holder of record of the Shares. The Reporting Persons hold the Shares for investment purposes, but they may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Statement.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 471,102,514 shares of Common Stock outstanding as of June 30, 2021, based on information furnished by the Issuer.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person, Mr. O'Hara, Mr. Wagner or Mr. Cohen is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Equity Purchase and Commitment Agreement

As described in the Current Report on Form 8-K filed by the Issuer with the Commission on May 19, 2021, on May 14, 2021, the Debtors entered into an Equity Purchase and Commitment Agreement (the “EPCA”) with the plan sponsor group comprised of (a) CK Amarillo, (b) one or more funds associated with Knighthead, (c) one or more funds associated with Certares, (d) the investment funds, separate accounts, and other entities owned (in whole or in part), controlled, or managed by Apollo Capital Management, L.P. or its affiliates that are signatories to the Plan Sponsor Agreement, dated as of May 14, 2021 (“Apollo” and, together with CK Amarillo, Knighthead and Certares, the “PE Sponsors”), and (d) certain other entities in their capacity as owners and/or beneficial owners (or managers or advisors of funds or accounts that are beneficial owners) of interests in the Issuer or that have otherwise provided backstop and/or investment commitments under the EPCA (as defined below) (the “Consenting Investors” and, together with the PE Sponsors, the “Plan Sponsors”). The EPCA provided for the purchase or otherwise syndication of $1.5 billion in preferred stock and $2.781 billion in Common Stock by the Plan Sponsors, including 191,200,000 shares of Common Stock acquired by the Reporting Persons and reported herein. In addition, certain Plan Sponsors agreed to backstop the rights offering with respect to the Common Stock, totaling $1.635 billion (the “Rights Offering”), which amount includes 5,473,104 shares of Common Stock acquired by the Reporting Persons and reported herein.

This summary is qualified in its entirety by reference to the text of the EPCA, which is attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Commission on May 19, 2021, and is incorporated herein by reference.

Registration Rights Agreement

As described in the Current Report on Form 8-K filed by the Issuer with the Commission on July 7, 2021, on the Effective Date, the Debtors entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders (the “Holders”), including CK Amarillo. The Registration Rights Agreement provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, after an initial public offering and upon a request of any Demand Holder (as defined in the Registration Rights Agreement), including CK Amarillo, the Company is required to file a long-form registration statement on Form S-1 or, if available, a short-form registration statement on Form S-3, with respect to the Registrable Securities owned by such Demand Holder. The Company is required to make such filing within 60 days in the case of a Form S-1 or 30 days in the case of a Form S-3, in each case after receiving a demand notice from such Demand Holder.

The Company is required to maintain the effectiveness of any such registration statement until the Registrable Securities covered by the registration statement are no longer Registrable Securities. Additionally, the Holders have customary underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

The foregoing registration rights are subject to certain conditions and limitations, including customary blackout periods, the Company’s right to delay or withdraw a registration statement under certain circumstances and, if an underwritten offering is contemplated, the number of such underwritten offerings to be initiated during a year and the right of underwriters to limit the number of shares to be included in a registration statement.

This summary is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Commission on July 7, 2021, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of July 12, 2021.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

CK AMARILLO LP
By: CK AMARILLO GP, LLC, its general partner,

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CK AMARILLO GP, LLC

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CERTARES OPPORTUNITIES LLC
By: CERTARES MANAGEMENT LLC, its Sole Member,

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Managing Director & General Counsel

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel

[Signature Page to Schedule 13D]

Exhibit 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: July 12, 2021

CK AMARILLO LP
By: CK AMARILLO GP, LLC, its general partner,

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CK AMARILLO GP, LLC

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CERTARES OPPORTUNITIES LLC
By: CERTARES MANAGEMENT LLC, its Sole Member,

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Managing Director & General Counsel

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel

[Signature Page to Joint Filing Agreement]